[Letterhead of SUPERVALU INC.]

Jeffrey J. Steinle, Esq.

Phone: (952) 828-4154

Fax: (952) 828-4403

E-Mail: jeff.steinle@supervalu.com

June 27, 2013

Mr. Jarrett Torno

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          SUPERVALU INC.

Form 10-K for Fiscal Year Ended February 23, 2013

Filed April 24, 2011

File No. 001-05418

Dear Mr. Torno:

This letter is in response to the letter from Andrew D. Mew to Sam Duncan dated June 26, 2013 regarding comments to SUPERVALU INC.’s Form 10-K for fiscal year ended February 23, 2013.  As we discussed today, you have authorized an extension of our response to July 25, 2013.

Very truly yours,

SUPERVALU INC.

/s/ Jeffrey J. Steinle

Jeffrey J. Steinle
Vice President and Deputy General Counsel, Business Law